EXHIBIT 99.3
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                                 FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, STEVEN W. SINCLAIR, SENIOR VICE-PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER OF ARC RESOURCES LTD. ON BEHALF OF ARC ENERGY TRUST, certify that:

1.       I have  reviewed  the  interim  filings  (as this term is  defined  in
         Multilateral Instrument 52- 109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of ARC Energy Trust, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date:   AUGUST 1, 2006
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         SIGNED:  "STEVEN W. SINCLAIR"
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STEVEN W. SINCLAIR
Senior Vice-President, Finance
and Chief Financial Officer